   As filed with the Securities and Exchange Commission on September 11, 1997



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                AMENDMENT NO. 1
                                       TO
                                 SCEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             SILICON GRAPHICS, INC.
                                (Name of Issuer)



                      ZERO COUPON CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2013
                         (Title of Class of Securities)

                                   827056 AB
                     (CUSIP Number of Class of Securities)

                                SANDRA M. ESCHER
                       DIRECTOR, CORPORATE LEGAL SERVICES
                             SILICON GRAPHICS, INC.
                         2011 NORTH SHORELINE BOULEVARD
                         MOUNTAIN VIEW, CA  94043-1389
                                 (415) 960-1980
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)



                Please Address a Copy of All Communications to:
                             WILLIAM H. HINMAN, JR.
                              SHEARMAN & STERLING
                             555 CALIFORNIA STREET
                            SAN FRANCISCO, CA  94104
                                 (415) 616-1100



                                 AUGUST 7, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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

                              AMENDEMENT NO. 1 TO
                ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

     This Amendment No. 1 dated September 11, 1997 supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission (the "Commission") on August 7, 1997 by Silicon Graphics, Inc. (the "Company") in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (the "Registration Statement") regarding an exchange offer (the "Offer") to holders of the Company's Zero Coupon Convertible Subordinated Debentures due 2013 (the "Debentures"). A copy of the Prospectus dated August 7, 1997 (the "Prospectus"), which is contained in the Registration Statement (Registration No. 333-32379) declared effective by the Commission on August 7, 1997, was incorporated by reference in the Original Statement.

     The Offer terminated at 12:00 Midnight, New York City time, on Thursday, September 4, 1997. A total of $447,910,000 aggregate principal amount at maturity of Debentures was tendered and accepted in the Offer. In exchange therefor, the Company issued $230,609,000 aggregate principal amount of its 5 1/4% Senior Convertible Notes due 2004. Debentures with an aggregate principal amount at maturity of $7,090,000 were not tendered in the Offer and remain outstanding.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.



                                 SILICON GRAPHICS, INC.



Date:  September 11, 1997           By:  /s/ William M. Kelly
                                         ------------------------------------
                                       Name:  William M. Kelly
                                       Title: Senior Vice President,
                                              Corporate Operations

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